UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 333-51854-99

For the fiscal year ended December 31, 2009 and 2008

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street

Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Kansas City Southern 401(k) and Profit Sharing Plan

Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Kansas City, Missouri

June 21, 2010

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Cash and temporary investments	$61,406	$387,728

Investments, at fair value:
Common collective trust	10,532,844	11,088,728
Common stock of Kansas City Southern	11,263,239	5,953,582
Common stock of Janus Capital Group	—	8
Mutual funds	32,447,640	25,430,018

Total investments	54,243,723	42,472,336

Contributions receivable:
Participant	14,067	27,889
Company	14,192	7,284

Total contributions receivable	28,259	35,173

Investment trades receivable	10,950	21,902

Other receivable	8,251	—

Total assets	54,352,589	42,917,139

Liabilities:
Accrued liabilities	—	14,048
Investment trades payable	54,802	356,362

Total liabilities	54,802	370,410

Net assets available for benefits at fair value	54,297,787	42,546,729
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(206,745)	531,829

Net assets available for benefits at contract value	$54,091,042	$43,078,558

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income (loss):
Interest and dividends	$938,067	$1,792,798
Net appreciation (depreciation) in fair value of investments	11,264,506	(17,712,267)

Total investment income (loss)	12,202,573	(15,919,469)

Contributions:
Participant	2,843,078	3,228,590
Company	1,616,461	2,017,742

Total contributions	4,459,539	5,246,332

Other income	8,251	—

Total additions (reductions)	16,670,363	(10,673,137)

Deductions:
Fees and expenses	(8,920)	(3,100)
Benefits paid	(5,648,959)	(4,648,884)

Total deductions	(5,657,879)	(4,651,984)

Increase (decrease) in net assets available for benefits	11,012,484	(15,325,121)
Transfers into plan	—	5,576,793
Net assets available for benefits:
Beginning of year	43,078,558	52,826,886

End of year	$54,091,042	$43,078,558

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2008, the MidSouth Rail Union 401(k) Retirement Savings Plan (the “MidSouth Union Plan”) and the Kansas City Southern Railway Company Union 401(k) Plan (the “Railway Union Plan”) were merged into the Plan.

The Plan includes three separate benefit components: (1) provisions applicable to participants who are not members of a collective bargaining unit and who are employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participant”); (2) provisions applicable to participants who are full-time employees of the Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participant”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”); (3) provisions applicable to participants who are full-time employees of the Company who are members of one of the following collective bargaining units (the “Railway Union Participant”): American Train Dispatchers Association, Brotherhood of Railway Carmen—Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association—Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”).

The Plan was amended July 1, 2009, allowing all eligible participants to participate beginning on the first day of each calendar month instead of the first day of each calendar quarter after reaching eligibility. All participants under the Plan age 18 and older are eligible to participate in the Plan beginning on the first day of each calendar month coincident with or immediately following the first day of employment. An employee classified as a part-time employee, a seasonal employee or a temporary employee is allowed to participate in the Plan as a KCS Participant beginning on the first day of each calendar month coincident with or immediately following the date the participant has completed one year of service.

A Midsouth Rail Union Participant that ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to receive Company contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

A Railway Union Participant that ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.

(b)	Plan Administrations

The Plan is administered by the Advisory Committee which is appointed by the Compensation and Organization Committee. Charles Schwab Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each KCS Participant a matching contribution equal to 100% of each participant’s contribution up to 5% of the participant’s eligible compensation. The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2009 or 2008. The Company matches 100% of the first $500 of the Midsouth Rail Union Participant salary deferral contributions. The Company does not match Railway Union Participant contributions. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions where applicable into any of the various funds offered by the Plan which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon. KCS Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
2	20%
3	40
4	60
5 or more	100

Midsouth Rail Union Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
1	20%
2	40
3	60
4	80
5	100

In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year which is the later of the year of the participant’s separation from service or the year in which the participant attains normal retirement age (age 65). Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year of the participant’s separation from service. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(h)	Forfeitures

Nonvested amounts forfeited by KCS Participants and Midsouth Rail Union Participants may be used to reduce the Company’s contribution. Allocated forfeitures were $167,244 and $53,382 for the years ended December 31, 2009 and 2008, respectively. Outstanding forfeitures at December 31, 2009 and 2008 were $14,091 and $97,646, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(e)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f)	Payment of Benefits

Benefit payments are recorded when paid.

(g)	New Accounting Standards

In June of 2009, the Financial Accounting Standards Board (the “FASB”) approved the “FASB Accounting Standards Codification” (the “FASB ASC”) to become the single source of authoritative U.S. GAAP (other than guidance issued by the SEC) superseding all then-existing non-SEC accounting and reporting standards. The FASB ASC does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP through the introduction of a new structure providing all authoritative literature by topic in one place.

In April and September 2009, the FASB issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets:

	2009	2008
Kansas City Southern common stock, 338,337 and 312,524 units, respectively	$11,263,239	$5,953,582
Invesco Stable Value Trust, 10,326,098 and 11,620,557 units, respectively	10,532,844	11,088,728
EuroPacific Growth, 112,858 and 103,792 units, respectively	4,326,958	2,907,215
Growth Fund of America, 115,404 and 117,755 units, respectively	3,153,989	2,411,631
Janus Fund, 136,078 and 95,533 units, respectively	3,573,395	1,836,147
MFS Value Fund, 135,784 and 131,415 units, respectively	2,820,238	2,305,019
PIMCO Total Return Administrative Shares, 498,294 and 512,784 units, respectively	5,381,575	5,199,627
Washington Mutual Investors, 120,507 and 113,341 units, respectively	2,969,287	2,426,624

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $11,264,506 and ($17,712,267), respectively.

	2009	2008
Kansas City Southern common stock	$5,127,836	$(4,376,859)
Janus Capital Group Income common stock	(4)	(25)
Mutual funds:
Value	1,230,479	(3,669,241)
Blend	410,687	(857,781)
Growth	2,187,907	(3,991,680)
Balanced	128,180	(343,647)
International	1,559,944	(3,721,677)
Real Estate	289,533	(489,670)
Bond Fund - Intermediate	329,944	(261,687)

Total net investment appreciation (depreciation)	$11,264,506	$(17,712,267)

(4)	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: valued at the closing price market prices reported on the active market on which the individual securities are traded.

Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.

Common collective trust: The common collective trust’s (Invesco Stable Value Trust or the “Trust”) primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The net asset value is determined as of the close of each business day. Participants’ units are issued and redeemed only at the end of each day and at the net unit value at contract value, providing that the Plan complies with the required one-year notice provision. When the market value of units is less than the contract value, the Plan may also elect to withdraw units at their market value upon 10 days’ notice. The Trust is valued at the net asset value as determined using the estimated fair value of the investments in the respective trust at year end. The Trust holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined based on the change in the present value of the contract’s replacement cost. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Assets and liabilities measured at fair value as of December 31, 2009:

	Fair Value Measurements			Assets at
	Level 1	Level 2	Level 3	Fair Value
Assets:
Common collective trust	$—	$10,532,844	$—	$10,532,844
Common stock of Kansas City Southern	11,263,239	—	—	11,263,239
Mutual funds:
Value	8,121,735	—	—	8,121,735
Blend	1,788,209	—	—	1,788,209
Growth	8,189,835	—	—	8,189,835
Balanced	828,598	—	—	828,598
International	6,846,214	—	—	6,846,214
Real Estate	1,291,474	—	—	1,291,474
Bond Fund - Intermediate	5,381,575	—	—	5,381,575

	$43,710,879	$10,532,844	$—	$54,243,723

Assets and liabilities measured at fair value as of December 31, 2008:

	Fair Value Measurements			Assets at
	Level 1	Level 2	Level 3	Fair Value
Assets:
Common collective trust	$—	$11,088,728	$—	$11,088,728
Common stock of Kansas City Southern	5,953,582	—	—	5,953,582
Common stock of Janus Capital Group	8	—	—	8
Mutual funds:
Value	6,617,239	—	—	6,617,239
Blend	1,416,121	—	—	1,416,121
Growth	6,002,464	—	—	6,002,464
Balanced	802,279	—	—	802,279
International	4,766,666	—	—	4,766,666
Real Estate	625,622	—	—	625,622
Bond Fund - Intermediate	5,199,627	—	—	5,199,627

	$31,383,608	$11,088,728	$—	$42,472,336

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 27, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 29, 2003, with the exclusions of the amendment and restatement of the Plan effective April 1, 2002 and executed May 30, 2002. The tax determination letter has not been updated for the latest Plan amendments occurring after April 29, 2003. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2009 and 2008. Therefore, no provision for income taxes has been included in the financial statements.

(7)	Related Party Transactions

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At December 31, 2009 and 2008, the fair value of shares held is $11,263,239 and $5,953,582, respectively.

(8)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(9)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statement to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$54,091,042	$43,078,558
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	206,745	(531,829)
Amounts allocated to withdrawing participants	(9,488)	(45,164)

Net assets available for benefits per the Form 5500	$54,288,299	$42,501,565

The following is a reconciliation of the total investment income (loss) per the financial statements to the Form 5500:

	2009	2008
Total investment income (loss) per the financial statements	$12,202,573	$(15,919,469)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	738,574	(464,996)

Total investment income (loss) per the Form 5500	$12,941,147	$(16,384,465)

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2009	2008
Benefits paid to participants per the financial statements	$5,648,959	$4,648,884
Add amounts allocated to withdrawing participants	9,488	45,164
Less prior year amounts allocated to withdrawing participants	(45,164)	(77,806)

Benefits paid to participants per the Form 5500	$5,613,283	$4,616,242

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2009 and 2008, respectively but not yet paid as of that date.

(10)	Prohibited Transaction

During the years ended December 31, 2009 and 2008, the Company failed to remit to the Trustee certain employee contributions totaling approximately $17,022 and $280,931 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participants’ account to compensate in aggregate the approximate lost income due to the delays.

(11)	Plan Merger

Effective January 1, 2008, the Midsouth Union Plan and Railway Union Plan were merged into the Plan and net assets of $4,502,881 and $1,073,912 respectively, were transferred into the Plan.

Schedule 1

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2009

Identity	Description	Fair Value
Common stock:
* Kansas City Southern common stock	338,337 shares, with a fair value of $33.29 per share	$11,263,239
Common collective trust:
Invesco Stable Value Trust	10,326,098.160 shares, with a fair value of $1.02 (rounded) per share	10,532,844
Mutual funds:
AIM Small Cap Growth Fund	64,595.885 shares, with a fair value of $22.64 per share	1,462,451
American Balanced	51,116.492 shares, with a fair value of $16.21 per share	828,598
American Century Real Estate/Advisor	89,375.366 shares, with a fair value of $14.45 per share	1,291,474
CRM Mid Cap Value Fund/Investment	41,036.746 shares, with a fair value of $23.89 per share	980,368
DWS Equity 500 Index	6,455.495 shares, with a fair value of $125.14 per share	807,841
EuroPacific Growth	112,857.540 shares, with a fair value of $38.34 per share	4,326,958
Franklin Balance Sheet Investment Fund—Class A	54,605.715 shares, with a fair value of $42.71 per share	2,332,210
Growth Fund of America	115,403.899 shares, with a fair value of $27.33 per share	3,153,989
ING International Value Fund	219,447.364 shares, with a fair value of $11.48 per share	2,519,256
Janus Fund	136,077.510 shares, with a fair value of $26.26 per share	3,573,395
MFS Value Fund	135,784.225 shares, with a fair value of $20.77 per share	2,820,238
PIMCO Total Return Administrative Shares	498,293.961 shares, with a fair value of $10.80 per share	5,381,575
Washington Mutual Investors	120,506.795 shares, with a fair value of $24.64 per share	2,969,287

Total investments		$54,243,723

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions

December 31, 2009

Participant Contributions Transferred Late to Plan	Total that Constitute Prohibited Non Exempt Transactions
$297,953			$297,953
☐ Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2009	$17,022	$—	$—	$—
2008	—	280,931	—	—

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan

June 21, 2010	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources